Morgan Stanley Variable Investment Series

522 Fifth Avenue

New York, NY 10036

January 16, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention: Ashley Vroman-Lee

Re:          Morgan Stanley Variable Investment Series (File No. 333-184681) (the “Registrant”)

Dear Ms. Vroman-Lee:

Thank you for your telephonic comments regarding the registration statement on Form N-14 relating to the Aggressive Equity Portfolio (the “Acquired Fund”) and the Multi Cap Growth Portfolio (the “Acquiring Fund”), each a portfolio of Morgan Stanley Variable Investment Series, filed with the Commission on October 31, 2012 (the “Registration Statement”) in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets of the Acquired Fund will be transferred to the Acquiring Fund in exchange for shares of the Acquiring Fund (the “Reorganization”).  The Acquired Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.”  Below we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement that will be filed via EDGAR on or about January 16, 2013.

COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.         The disclosure in the Registration Statement states that the Acquired Fund suspended the offering of Class X and Class Y shares to new investors in anticipation of the Reorganization as of [   ], 2013.  However, the Board of the Acquired Fund has fixed the close of business on December 26, 2012 as the record date for determination of shareholders of the Acquired Fund entitled to notice of, and to vote at, the Special Meeting of Shareholders.  Please explain supplementally how notice of the suspension of the offering of the Acquired Fund’s shares will be given to new and existing shareholders after the record date.

Response 1.          The referenced disclosure has been removed from the Registration Statement; however, when the Acquired Fund determines to suspend the offering of its Class X and Class Y shares to new investors in anticipation of the Reorganization, the Acquired Fund will provide notice to new and existing shareholders in the form of a supplement to the then current prospectus which will be filed pursuant to Rule 497.

Comment 2.         Fee Tables—in the introductory paragraph, please delete the reference to “shareholder fees” since none are reflected in the Fee Tables.

Response 2.          The disclosure has been revised as requested.

Comment 3.         Fee Tables— in the introductory paragraph, please clarify that the fees and expenses do not reflect the impact of any charges by the insurance companies as disclosed in the Registrant’s Form N-1A.

Response 3.          The disclosure has been revised as requested.

Comment 4.         Fee Tables—please revise the first sentence of the introductory paragraph to delete the reference to expenses that Shareholders of the Funds bear “directly and indirectly” as this might be misleading.  Please consider revising the language to mirror the disclosure in the Funds’ Form N-1A.  In addition, on page 3 please make a corresponding change to the section titled “Annual Fund Operating Expenses.”

Response 4.          The disclosure has been revised as requested.

Comment 5.         Fee Tables—please revise the heading of the line item “Distribution and/or Service (12b-1) Fees” to “Distribution (12b-1) Fees” as each Fund has adopted a Plan of Distribution and no other service fees are charged.

Response 5.          The disclosure has been revised as requested.

Comment 6.         Fee Tables—please explain supplementally the increase in pro forma Other Expenses from the Other Expenses of the Acquiring Fund (an increase from 0.15% to 0.16%).

Response 6.          As a result of the larger asset base of the Combined Fund, certain fees of the Combined Fund will increase (e.g., transfer agent fees, legal fees and shareholder reporting fees).  As disclosed in the Registration Statement, Morgan Stanley Investment Management Inc., the Combined Fund’s investment adviser, has agreed to waive its fees and/or reimburse expenses for at least two years from the date of the Reorganization so that the Acquiring Fund’s shareholders are not adversely affected by the Reorganization.

Comment 7.         Example—the Acquiring Fund’s gross fees are different than the Pro Forma Combined Fund’s gross fees.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the example only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  As a result, the Staff would expect higher Pro Forma Combined Fund expenses in years 3, 5 and 10 since the fee waiver arrangement is expected to continue for at least two years from the date of the Reorganization.  Please advise the Staff how the Pro Forma Combined Fund expense figures remain the same as the Acquiring Fund expense figures in years 3, 5 and 10 or please revise these figures.

Response 7.          We respectfully acknowledge the Staff’s comment; however, pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley Investment Management Inc., the investment adviser to the Combined Fund, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Combined Fund’s Board of Trustees.

Comment 8.         Annual Fund Operating Expenses—please revise the last sentence to revise the heading for “Distribution Plan and Shareholder Services Plan Fees” to state “Distribution Plan Fees.”

Response 8.          The disclosure has been included as requested.

Comment 9.         Portfolio Turnover—for easier comparison, please consider disclosing the portfolio turnover of the Acquired Fund in this section.  Please also remove the discussion of taxable accounts as insurance products are not held in taxable accounts.

Response 9.          The disclosure has been revised as requested.

Comment 10.       Performance Information—for easier comparison please consider including the bar chart and annual total returns table for the Acquired Fund in addition to the Acquiring Fund.

Response 10.        The disclosure has been revised as requested.

Comment 11.       If either Fund will incur transaction costs to reposition its portfolio in connection with the Reorganization please provide an estimate of these costs.  Also, such costs should be reflected in the Capitalization Tables and the Pro

Forma Financial Statements as a reduction of the net assets of the Combined Fund.

Response 11.        We hereby confirm that no securities are required to be sold in connection with the Reorganization.

Comment 12.       Pro Forma Financial Statements—Portfolio of Investments—please include the name of the surviving fund in the headings of the Pro Forma Combined columns.

Response 12.        The disclosure has been revised as requested.

Comment 13.       Pro Forma Financial Statements—Portfolio of Investments—please include a footnote explaining the pro forma adjustments.

Response 13.        The disclosure has been included as requested.

Comment 14.       Pro Forma Financial Statements—Pro Forma Combining Condensed Statement of Operations—please include the name of the surviving fund in the headings of the Pro Forma Combined Portfolio column.

Response 14.        The disclosure has been revised as requested.

Comment 15.       Pro Forma Financial Statements—Pro Forma Combining Condensed Statement of Operations—please note that the adjustment for reorganization costs is not required in the Statement of Operations since these costs do not represent a recurring item.

Response 15.        This line item has been removed.

Comment 16.       Pro Forma Financial Statements—Pro Forma Combining Condensed Statement of Operations—please confirm the pro forma adjustments to the expense amounts.  The adjustment to advisory fees does not seem reasonable given the difference in the rates charged to the Funds and the adjustment to transfer agent fees and expenses does not seem reasonable given the pre-Reorganization amount paid by the Acquired Fund.

Response 16.        The adjustments to advisory fees and transfer agent fees have been revised.

Comment 17.       Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—please include the name of the surviving fund in the headings of the Pro Forma Combined Portfolio column.

Response 17.        The disclosure has been revised as requested.

Comment 18.       Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—please include a footnote explaining the pro forma adjustments.

Response 18.        The disclosure has been included as requested.

Comment 19.       Pro Forma Financial Statements—Pro Forma Combined Condensed Statement of Assets and Liabilities—please confirm the amount of Reorganization costs paid by each class of shares.  The costs have been allocated based on the relative net assets of each class of the Acquired Fund in the Capitalization Table and on the relative net assets of each class of the Combined Fund on the Statement of Assets and Liabilities.

Response 19.        The Statement of Assets and Liabilities has been revised to show Reorganization costs allocated based on the relative net assets of each class of the Acquired Fund.

Comment 20.       Notes to Pro Forma Combining Financial Statements—please include notes to discuss the following:

(i)            the tax status of the Combined Fund;

(ii)           the use of estimates in preparing the financial statements;

(iii)          that the pro forma financial statements should be read in conjunction with the historical financial statements for each Fund; and

(iv)          which Fund will be the surviving entity for accounting purposes following the closing of the Reorganization.

Response 20.        The disclosure has been included as requested.

Comment 21.       Material Information—please note that the filing has material information missing.  Please confirm that all missing information will be filed with the Commission.

Response 21.        We hereby confirm that all material information with respect to this Registration Statement will be filed with the Commission.

Comment 22.       Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 22.        This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

*                              *                              *

As you have requested and consistent with Commission Release 2004-89, the Registrant hereby acknowledges that:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6983.  Thank you.

Best regards,

/s/ Tara Farrelly

Tara Farrelly